Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 51 to the Registration Statement No. 811-03320 on Form N-1A of our report dated May 18, 2007, relating to the financial statements and financial highlights of Fidelity Colchester Street Trust, including Treasury Only Portfolio, Treasury Portfolio, Government Portfolio, Prime Money Market Portfolio, Money Market Portfolio, and Tax-Exempt Portfolio, appearing in the Annual Report on Form N-CSR of Fidelity Colchester Street Trust for the year ended March 31, 2007.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
May 29, 2007